EXHIBIT 99.1

Golar Releases Inaugural Sustainability Report and Commits to Setting Longer-Term ESG Targets in 2021

First stage of ESG reporting will inform setting of targets in areas of Health, Safety, & Security; Environmental Impact; Energy Efficiency & Innovation; People & Communities; and Governance & Ethics.

In order to enhance Golar LNG’s sustainability disclosures and to permit the development of ESG targets, Golar today publishes its Sustainability Report on its website. After consulting with investors and internal focus groups to develop the right KPIs, Golar has identified five priority focus areas and reported key facts and figures about our 2019 ESG performance across each one:

  Health, Safety, & Security: Golar’s number one priority is maintaining safety through learning and cooperation, fostering a sense of community, and minimising risk. We have a very strong safety culture based on trust, care, openness about failure and learning from mistakes. In 2019, we reported 0 serious marine incidents or fatalities and a lost-time injury frequency (LTIF) of .86 per million exposure hours.
  Environmental Impact: Golar operates responsibly and prioritises working with our charterers to make commercial decisions that limit our environmental footprint, including operating our vessels predominantly on LNG. In 2019, Scope 1 emissions for our entire fleet totalled 1.89mn metric tonnes.
  Energy Efficiency & Innovation: Golar maximises energy efficiency by repurposing its vessels, which extends their life and prevents scrappages, by incorporating pioneering technology into its operations, including the use of Heat Recovery Steam Generators on FLNG vessels to recover energy from liquefaction trains, by conducting trim optimisation studies on its carrier fleet, and by developing a seawater discharge turbine for FSRUs that produces clean energy to improve system efficiency. Through our 50 % owned subsidiary, Golar Power, we are also working to develop modern and efficient LNG fueled power and transportation solutions for industrial and public use that significantly lower global energy and transportation costs and materially reduce their environmental footprint.
  People & Communities: Golar follows fair hiring practices and encourages learning and development across our diverse workforce. In 2019, we achieved a high retention rate of more than 95% for our offshore crew, indicating that crew members continually return to Golar vessels rather than pursuing other opportunities.
  Governance & Ethics: Golar is committed to principles of transparency, human rights, anti-bribery, and anti-corruption. To supplement the oversight efforts of the Management Team and the Board of Directors, we have established a dedicated Safety, Environment and Ethics Committee to oversee our ESG performance, reporting, and key initiatives.

For each of our five priority ESG focus areas, Golar is also undertaking an exercise to set appropriate long-term ESG reporting targets by 2021 in consultation with our shareholders, charterers, and other key stakeholders. Setting these comparable targets will further aid Golar in fulfilling our commitment to be at the forefront of delivering LNG as an alternative to more emission-intensive fossil fuels while meeting global energy demand.

Iain Ross, CEO, Golar LNG, commented: “Sustainability is at the core of Golar’s mission to champion LNG as a key transition fuel to a cleaner energy future. Introducing ESG disclosures and prioritising five ESG focus areas for future development reflects our commitment to meeting investors’ expectations for measurable performance data.

We have always worked closely with our stakeholders to minimise our environmental impact, keep people safe, improve quality of life, and uphold the strictest ethical standards. Today’s announcement is the next step in providing transparency for the world to assess our performance

Looking ahead we will announce formal medium and long-term targets in 2021.”

Hamilton, Bermuda

20 May 2020

Enquiries:

Golar Management Limited: + 44 207 063 7900

Stuart Buchanan

Matthew Gould